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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )


                              Dorsey Trailers Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   258440106
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                                 (CUSIP Number)


                                Charles Chestnut
                              Dorsey Trailers Inc.
                             2727 Paces Ferry Road
                           One Paces West, Suite 1700
                             Atlanta, Georgia 30339
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 24, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 258440106               13D                          PAGE 2 OF 4 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Peter M. Mott
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ILLINOIS
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                7   SOLE VOTING POWER
  NUMBER OF
                    300,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    300,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     300,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.96%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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  CUSIP No. 258440106                          13D                   Page 3 of 4
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ITEM 1.      SECURITY AND ISSUER.

             This statement on Schedule 13D relates to the common stock ("Common Stock") of Dorsey Trailers Inc. ("Issuer"), whose principal executive office is located at 2727 Paces Ferry Road, One Paces West, Suite 1700, Atlanta, Georgia 30339.

ITEM 2.      IDENTITY AND BACKGROUND.

             The person filing this statement is Peter M. Mott, an Illinois resident, whose address is 525 Rockefeller Road, Lake Forest, Illinois 60045. Mr. Mott is a Director at Deutsche Bank, whose principal address is at 222 West Adams Street, Suite 1900, Chicago, Illinois 60606.

             During the last five years, Mr. Mott has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             12,000 shares of Common Stock were purchased on March 20, 1998 for a purchase price of $33,363.00, from Mr. Mott's personal funds.

             282,000 shares of Common Stock were purchased on April 24, 2000 for a purchase price of $246,750.00, from Mr. Mott's personal funds.

ITEM 4.      PURPOSE OF TRANSACTION.

             The shares of Common Stock were acquired for investment purposes only.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

             (a) As of April 24, 2000, Mr. Mott beneficially owned 300,000 shares of Common Stock, representing 5.96% of the 5,031,191 shares reported as outstanding.

             (b)    The information presented in items 7 through 10 of this
                    Schedule 13D is incorporated herein by reference.

             (c) On April 24, 2000, Mr. Mott acquired 282,000 shares of Common Stock for $.875 per share which he acquired through his personal brokerage account.


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  CUSIP No. 258440106                          13D                   Page 4 of 4
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ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
             RESPECT TO SECURITIES OF THE ISSUER.

             None

ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS.

             Not applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 10, 2000



/s/ Peter M. Mott
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Peter M. Mott